Mail Stop 3561

Richard T. Carucci
Chief Financial Officer
YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

<u>**Corrected**</u>

    Re: YUM! Brands, Inc.
             File No. 001-13163
             Form 10-K: For the fiscal year ended December 27, 2008

Dear Mr. Carucci:

       We have reviewed your September 4, 2009 correspondence and have the following comments. We ask you to revise future filings in response to one of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 27, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Restaurant Margins, page 37

1. We have reviewed your response to our prior comment number 1. However, we do not believe that our comment has been fully addressed by your additional proposed disclosure. While we acknowledge that your proposed tables quantify the absolute costs recognized by each of your segments, we believe that you should also identify, quantify, analyze and discuss any factors that have materially impacted the amounts presented in those tables. As such, please revise your MD&A disclosure to provide a year-over-year comparative discussion and

analysis of the absolute costs recognized by each of your segments. In this regard, please separately quantify the extent to which each segments' costs have been impacted by (i) changes in the number of company-owned restaurant units and (ii) all other material factors. For example, we believe that you should quantify the extent to which the significant increase in the costs recognized by your China Division in fiscal year 2008 resulted from the growth in the number of restaurant units owned and operated by the segment, versus increases in commodity and labor costs. In addition, consider (a) utilizing tables to quantify the absolute impact that each identified factor has had on your segments' costs and (b) refocusing the narrative portion of your disclosure on further analysis of the items presented in the additional tables. Please provide your proposed expanded disclosure as part of your response.

Critical Accounting Policies and Estimates

Impairment of Goodwill, page 47

2. We have reviewed your response to our prior comment number 3, as well as the information that was supplementally provided to us in an Appendix to your response letter. Per your response, you determined that all of your reporting units had fair values in excess of their carrying values as of the date of your fiscal year 2008 impairment testing. You state further that no events or circumstances changed subsequent to your fiscal year 2008 impairment test that more than likely would have reduced the fair value of any of your reporting units below their carrying amounts at December 27, 2008.

However, we note that (i) KFC Taiwan has experienced declines in operating performance beginning in 2005 and 2006 and (ii) the reporting unit's operating performance during the first half of fiscal year 2009 does not appear to demonstrate significant improvement. In addition, it appears that the actual operating performance of KFC Taiwan during the aforementioned periods has differed significantly from the planned/ projected operating performance incorporated into your most recent goodwill impairment analyses performed for KFC Taiwan. In this regard, we also note that your projections of the operating profit that will be realized by your KFC Taiwan reporting unit for fiscal years 2010, 2011, and thereafter appear to significantly exceed the reporting unit's actual operating profits for all reporting periods subsequent to fiscal year 2005. Furthermore, we note the factor cited in the second to last paragraph of the Appendix to your September 4, 2009 correspondence.

Given the observations that we have noted above, please explain to us in greater detail (a) how you have determined the assumptions that were incorporated into your most recent goodwill impairment tests performed for your KFC Taiwan reporting unit, (b) whether you have identified known trends that support your assumptions – including your projections of a rapid and significant turn around in the operating profit recognized by the reporting unit, and (c) the amount by which the estimated fair value for your KFC Taiwan reporting unit has exceeded the reporting unit's carrying value in each of your three most recent annual goodwill impairment analyses. As part of your response, also tell us the carrying value of the KFC Taiwan reporting unit and provide us with additional quantitative information regarding the factor cited in the second to last paragraph of the Appendix to your September 4, 2009 correspondence and its likelihood.

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You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief